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                              August 23, 2022

       Pui Lung Ho
       Chief Executive Officer
       WANG & LEE GROUP, Inc.
       5/F Wing Tai Factory Building
       3 Tai Yip Street, Kwun Tong,
       Kowloon, Hong Kong

                                                        Re: WANG & LEE GROUP,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed August 8,
2022
                                                            File No. 333-265730

       Dear Mr. Ho:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed August 8,
2022

       General

   1. We note your response to prior comment 1 and reissue the comment in part. Please include a statement in
your prospectus that the legal and operational risks of operating in
                                                        China also apply to
businesses operating in Hong Kong and Macau.
   2. We note your response to prior comment 2 and we reissue the comment, as your response letter only addresses
PRC laws and regulations. Please add disclosure on the cover page and, if applicable, to
the risk factors regarding data security or anti-monopoly concerns
 Pui Lung Ho
WANG & LEE GROUP, Inc.
August 23, 2022
Page 2
      in Hong Kong or Macau and the impact on the company's ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange. Dilution, page 51

3. We note your response to prior comment 7. It appears that the actual net tangible book value of the Company was $(0.09) per share. As such, please clarify to us why your disclosure refers to this as your pro forma as adjusted net tangible book value as of
      December 31, 2021.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-
3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,
FirstName LastNamePui Lung Ho
                                                          Division of
Corporation Finance
Comapany NameWANG & LEE GROUP, Inc.
                                                          Office of Real Estate
& Construction
August 23, 2022 Page 2
cc:       Benjamin Tan
FirstName LastName